Class VL

                                                                     Exhibit (L)

                                                   April 26, 2004

MetLife Investors Insurance Company of California
22 Corporate Plaza Drive
Newport Beach, CA 92666

Gentlemen:

In my capacity as Vice President and Actuary for Metropolitan Life Insurance Company ("MetLife"), I have provided actuarial advice to MetLife Investors Insurance Company of California, a MetLife affiliate, concerning a variable life insurance product funded through MetLife Investors Variable Life Account Five.

It is my professional opinion that:

1. The fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

2. The illustrations of Accumulation Account Values, death benefits and cash surrender values in the Appendix to the Prospectus contained in the Registration Statement are based on the assumptions stated in the illustration, and are consistent with the provisions of the Policy. The rate structure of the Policy has not been designed so as to make the relationship between premium and benefits, as shown in the illustrations, appear to be more favorable to prospective purchasers of Policies for male insureds, aged 55, in the rate class illustrated, than to prospective purchasers of Policies at other ages.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of my name under the heading "Experts" in the Statement of Additional Information.

                                            Sincerely,

                                            /s/ Marian J. Zeldin

                                            Marian J. Zeldin, F.S.A., M.A.A.A.
                                            Vice President and Actuary

File #333-69852